June 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela Long
Ms. Era Anagnosti

Re:	Air Lease Corporation
Registration Statement on Form S-4 (File No. 333-188716)

Acceleration Request
Requested Date: June 14, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Air Lease Corporation (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-4, as amended (the “Registration Statement”), be declared effective on the “Requested Date” set forth above, or as soon thereafter as is practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Judith T. Kitano and Katherine H. Ku of Munger, Tolles & Olson LLP, counsel to the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•           should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

U.S. Securities and Exchange Commission

June 13, 2013

•           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•           the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the proposed public offering of the registered securities.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Ms. Kitano at (213) 683-9252 or Ms. Ku at (213) 683-9243.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Ms. Ku via facsimile at (213) 683-4043 and via mail at Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560.

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U.S. Securities and Exchange Commission

June 13, 2013

Please direct any questions or comments regarding this acceleration request to Ms. Kitano at (213) 683-9252 or Ms. Ku at (213) 683-9243.

Very truly yours,

AIR LEASE CORPORATION

/s/ Gregory B. Willis
By:	Gregory B. Willis
Title:	Senior Vice President and
Chief Financial Officer

cc:	Carol H. Forsyte, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Judith T. Kitano, Munger, Tolles & Olson LLP
Katherine H. Ku, Munger, Tolles & Olson LLP